March 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Laura Nicholson

Re:	CDT Environmental Technology Investment Holdings Limited
Amendment No. 5 to Registration Statement on Form F-1
Filed March 1, 2022
File No. 333-252127

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 17, 2022 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

If the Staff would like hard copies of the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement on Form F-1 as filed with the Commission on March 1, 2022, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1.	Please amend the disclosure on your prospectus cover page to state prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries, and that this structure involves unique risks to investors. Please also disclose that investors may never hold equity interests in the Chinese operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement accordingly.

However, the Company’s PRC counsel does not believe that the risk of Chinese regulatory authorities disallowing the Company’s operating structure exists. Therefore, the Company does not believe that the following suggested disclosure is appropriate: “Your disclosure should acknowledge that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless”.

2.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of the operating subsidiaries. For example, disclose, if true, that your subsidiaries conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Company Response: The Company acknowledges the Staff’s comment and believes that the Registration Statement clearly discloses how it refers to the holding company and subsidiaries when providing the disclosure throughout the document. Further, the Company has revised the disclosure on the cover page of the Registration Statement accordingly to clearly disclose (i) that the subsidiaries conduct operations in China, (ii) that the holding company does not conduct operations and (iii) the entity (including the domicile) in which investors would be purchasing an interest.

3.	We note your response to prior comment 1 with respect to the Holding Foreign Companies Accountable Act. Please update such disclosure with respect to the Accelerating Holding Foreign Companies Accountable Act.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement accordingly.

4.	We note your revised disclosure in response to prior comment 2 that “[i]n the reporting periods presented in the Registration Statement, no cash and other asset transfers have occurred among the Company and its subsidiaries; and no dividends or distributions of a subsidiary have been made to date to the Company or to investors.” Please revise to state whether any transfers, dividends, or distributions have been made to date and not just in the reporting periods. If no transfers have been made to the holding company from the subsidiaries, please explain how you have funded the operations of the holding company to date. In that regard, we note your disclosure on page 20 that you are a Cayman Islands holding company and you rely principally on dividends and other distributions on equity from your PRC subsidiaries for your cash requirements. Please also disclose whether any transfers, dividends or distributions have been made by the holding company to its subsidiaries. With respect to your disclosure regarding transfers, dividends or distributions, provide cross-references to the consolidated financial statements.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 5, 6, 22, 23 and 41 of the Registration Statement accordingly.

5.	With respect to your cover page discussion regarding the structure of cash flows within your organization, please revise such disclosure to clarify the entities that are located or organized in China or Hong Kong.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 5 and 41 of the Registration Statement accordingly.

6.	We note your statement on your prospectus cover page that after foreign investors’ funds enter CDT Cayman at the close of this offering, the funds can be directly transferred to CDT BVI, then transferred to CDT HK, and then to subordinate PRC entities through Shenzhen CDT. Please reconcile this statement with (1) your cover page disclosure that you will not be able to use the proceeds of this offering in China until you complete capital contribution procedures which require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Market Regulation, and the State Administration of Foreign Exchange, (2) your disclosure on page 20 that PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay you from using the proceeds of this offering to make loans or additional capital contributions to your PRC subsidiaries, and (3) your disclosure on page 22 regarding potential restrictions on dividends and distributions due to PRC regulations relating to the establishment of offshore special purpose companies by PRC residents, including with respect to the status of registration for Yunwu Li, your chief executive officer and chairman of your board of directors. Please also update your cover page cross-reference regarding remittance procedures. In that regard, we note that the referenced Use of Proceeds section does not provide detailed disclosure of such remittance procedures.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 5, 34 and 41 of the Registration Statement accordingly.

7.	Please update your disclosure on your cover page regarding the Cybersecurity Review Measures. In that regard, we note your disclosure on page 17 that the Cybersecurity Review Measures became effective on February 15, 2022.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement accordingly.

Prospectus Summary, page 1

8.	We note your revised disclosure in response to prior comment 3 and reissue the comment. Please also provide a clear description of how cash is transferred through your organization in your prospectus summary. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 6 of the Registration Statement accordingly.

9.	We note your response to prior comment 5, and we note your disclosure in your prospectus summary that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise to provide a cross-reference to the more detailed discussion of this risk in the prospectus.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Registration Statement accordingly.

Risks Related to Doing Business in China, page 5

10.	We note your revised disclosure in response to prior comment 6 and reissue the comment. Please also state in your prospectus summary whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also revise your prospectus summary to disclose the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

11.	We note your response to prior comment 10, and the agreements that you filed as Exhibits 10.14, 10.15 and 10.16. Please disclose any material terms of these agreements, and add risk factor disclosure for any related risks that are material. For example, we note that the agreement filed as Exhibit 10.14 provides for liquidated damages to be paid by Shenzhen CDT Environmental Technology Co., Ltd. in certain circumstances.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 43 of the Registration Statement accordingly.

***

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li

Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, K&L Gates LLP